UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 15)

Allergan, Inc.

(Name of Subject Company)

Allergan, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

018490102

(CUSIP Number of Class of Securities)

Matthew J. Maletta, Esq.

Vice President,

Associate General Counsel and Secretary

2525 Dupont Drive

Irvine, California 92612

(714) 246-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Paul D. Tosetti, Esq. Cary K. Hyden, Esq. Michael A. Treska, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235	David A. Katz, Esq. Daniel A. Neff, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Allergan, Inc., a Delaware corporation (“Allergan”), with the Securities and Exchange Commission (the “SEC”) on June 23, 2014, as last amended by Amendment No. 14, filed with the SEC on July 24, 2014, relating to the unsolicited offer by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of the Province of British Columbia (“Valeant”), through its wholly owned subsidiary, AGMS Inc., a Delaware corporation, to exchange each outstanding share of Allergan’s common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), at the election of the holder of the Shares, for either 0.83 common shares of Valeant, no par value (the “Valeant Common Shares”), and $72.00 in cash, or an equal amount of cash or number of Valeant Common Shares, upon the terms and subject to the election and proration procedures and other conditions set forth in its Preliminary Prospectus/Offer to Exchange, dated June 18, 2014 (as amended or supplemented from time to time), and the related letter of election and transmittal. Except as specifically noted herein, the information set forth in the Statement remains unchanged. This Amendment is being filed to reflect certain updates as reflected below:

Item 8.  Additional Information

Item 8, “Additional Information” is hereby amended and supplemented by adding the following heading and paragraphs as the first paragraph under the heading “Litigation”:

“Action Against Valeant, Pershing Square and William A. Ackman for Violations of Federal Securities Laws

On August 1, 2014, Allergan filed a complaint in the United States District Court of the Central District of California against Valeant, Pershing Square, its principal William A. Ackman and certain of their affiliates, captioned Allergan, Inc. v. Valeant Pharmaceuticals International, Inc., et. al. The complaint alleges that Valeant, Pershing Square and Mr. Ackman violated federal securities laws prohibiting insider trading, engaged in other fraudulent practices and failed to disclose legally required information. Allergan is seeking, among other remedies, a declaration from the court that Pershing Square and Valeant violated insider trading and disclosure laws, and an order rescinding Pershing Square’s purchase of the Allergan Shares that it acquired illegally. The foregoing description is qualified in its entirety by reference to the contents of the complaint, which is attached hereto as Exhibit (a)(27). A press release issued by Allergan announcing the filing of the lawsuit is attached hereto as Exhibit (a)(28).”

ITEM 9.  EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

(a)(27)	Allergan, Inc. v. Valeant Pharmaceuticals International, Inc., et. al. filed on August 1, 2014, United States District Court of the Central District of California

(a)(28)	Allergan, Inc. press release dated August 1, 2014

(a)(29)	Communication to Allergan Employees, dated August 1, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ALLERGAN, INC.

By:	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Vice President,
Associate General Counsel and Secretary

Dated: August 1, 2014

Exhibit Index

Exhibit	Description of Exhibit

(a)(27)	Allergan, Inc. v. Valeant Pharmaceuticals International, Inc., et. al. filed on August 1, 2014, United States District Court of the Central District of California

(a)(28)	Allergan, Inc. press release dated August 1, 2014

(a)(29)	Communication to Allergan employees, dated August 1, 2014